
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720   April 18, 2006

Via U.S. Mail and Fax (312) 337-0271

Linda G. Havard
Chief Financial Officer
Playboy Enterprises Inc.
680 North Lake Shore Drive
Chicago, IL 60611

> **Re: Playboy Enterprises Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
>
> **File No. 1-14790**

Dear Ms. Havard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements
Note A Summary of Significant Accounting Policies

Intangible Assets, page 53

1. We note that you account for certain acquired distribution agreements as indefinite-lived intangible assets. Addressing the factors in paragraph 11 of SFAS 142 describe for us how you determine that the useful life of the distribution agreements is indefinite.   Describe the nature of these arrangements and summarize the significant terms in a typical agreement.   In addition, describe the methodology and significant assumptions you use to estimate fair value for the annual impairment test.

2. Please address the significant assumptions and estimates you use in the evaluation of impairment within the critical accounting policies section of your MD&A.

3. You disclose that capitalized trademark costs include recurring costs associated with the acquisition, defense, registration, and/or renewal of your trademarks. Please provide us with an explanation of the types and amounts of cost that you are capitalizing. Discuss the accounting literature you considered in evaluating whether you should capitalize these costs.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director